EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LO.
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

10th May, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 10th May 2002, stating that EMI Recorded Music has acquired Mute, one of Europe's leading independent record companies.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 5/29

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

RECD S.E.C.
MAY 2 2 2002
1086

News Release

FOR IMMEDIATE RELEASE

ER 02/6

EMI ACQUIRES MUTE

LONDON, 10 MAY 2002 -- EMI Recorded Music has acquired Mute, one of Europe's leading independent record companies, extending an existing licensing relationship that Mute has had with EMI's Virgin Records for over 15 years.

Founded in London in 1978 by Daniel Miller, Mute has consistently been at the forefront of artist development with an artist roster that includes Moby and Depeche Mode - whose last albums sold 8 million and 2 million each respectively - Nick Cave & The Bad Seeds and Goldfrapp. The acquisition includes Mute's catalogue and its operations in the UK, US and Germany.

Miller, executive chairman of Mute, will continue to be responsible for all of the company's global activities.

Commenting on the agreement, Alain Levy, EMI Recorded Music's chairman and CEO said: "It's a great sign of confidence that Daniel Miller has decided to associate his future with EMI. Daniel is one of the most respected finders and nurturers of talent in the industry and we're incredibly proud to be strengthening the relationship."

The new agreement was initiated by EMI Recorded Music's chairman and CEO of Continental Europe, Emmanuel de Buretel. He said: "This deal is a natural progression of our relationship with Mute. I believe in the independent sector. It provides the business with an immense wealth of new talent. It's a source of new musical trends and an integral part of the industry's future."

EMI will pay £23 million for Mute, plus up to £19 million of potential performance-related payments, over a period of four years.

-ENDS-

For further information contact:

EMI Group plc:

Amanda Conroy	SVP, Corporate Communications	020 7667 3216
Siobhan Turner	Director, Investor Relations	020 7667 3234

Brunswick Group Limited:

Patrick Handley		020 7404 5959